Exhibit II

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$96,769	$144,635
Trade accounts receivable, net	1,989	2,102
Prepayments and other assets	24,821	7,534
Due from related party (Note 4)	—	3,636
Inventories	5,691	6,817
Claims	914	1,599
Assets held for sale (Note 5)	22,425	—

Total current assets	152,609	166,323

Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	—	24,000
Vessels, net (Note 5)	2,257,158	1,757,897

Total fixed assets	2,257,158	1,781,897

Other non-current assets
Above market acquired charters (Note 6)	20,139	32,320
Deferred charges, net	5,363	289
Restricted cash (Note 7)	11,712	10,213
Derivative asset (Note 8)	865	—
Prepayments and other assets	2,346	5,722

Total non-current assets	2,297,583	1,830,441

Total assets	$2,450,192	$1,996,764

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$82,937	$73,213
Trade accounts payable	14,060	8,322
Due to related parties (Note 4)	5,653	1,016
Accrued and other liabilities	30,126	17,476
Deferred revenue	20,751	18,553

Total current liabilities	153,527	118,580

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of September 30, 2023, and December 31, 2022) (Notes 4, 7)	1,507,728	1,215,865
Derivative liabilities (Note 8)	13,748	13,525
Below market acquired charters (Note 6)	94,345	10,368
Deferred revenue	16,354	—

Total long-term liabilities	1,632,175	1,239,758

Total liabilities	1,785,702	1,358,338

Commitments and contingencies (Note 12)	—	—

Total partners’ capital	664,490	638,426

Total liabilities and partners’ capital	$2,450,192	$1,996,764

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the nine-month periods ended September 30,
	2023	2022
Revenues (Note 3)	$265,077	$219,174
Expenses / (income), net:
Voyage expenses	11,906	12,417
Vessel operating expenses	57,073	43,334
Vessel operating expenses - related parties (Note 4)	8,063	6,825
General and administrative expenses (including $1,932 and $1,599 to related parties, for the nine-month periods ended September 30, 2023, and 2022, respectively) (Note 4)	7,710	6,665
Vessel depreciation and amortization (Note 5)	61,992	52,278
Gain on sale of vessels	—	(47,275)
Impairment of vessel (Note 5)	7,956	—

Operating income, net	110,377	144,930

Other income / (expense), net:
Interest expense and finance cost	(76,952)	(36,997)
Other income/ (expense), net	1,053	(3,638)

Total other expense, net	(75,899)	(40,635)

Partnership’s net income	34,478	104,295

General Partner’s interest in Partnership’s net income	589	1,803
Partnership’s net income allocable to unvested units	838	2,835
Common unit holders’ interest in Partnership’s net income	33,051	99,657
Net income per (Note 11):
• Common unit, basic and diluted	1.69	5.17
Weighted-average units outstanding:
• Common units, basic and diluted	19,578,570	19,264,330
Partnership’s net income	34,478	104,295
Other comprehensive income / (loss):
Unrealized gain / (loss) on derivative instruments (Note 8)	2,061	(4,707)

Partnership’s comprehensive income	$36,539	$99,588

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2022	$10,466	$519,497	$(4,499)	$—	$525,464

Partnership’s net income	1,803	102,492	—	—	104,295
Dividends declared / paid (distributions of $0.45 per common unit) (Note 9)	(157)	(8,898)	—	—	(9,055)
Equity compensation expense (Note 10)	—	2,181	—	—	2,181
Repurchase of common units (Note 9)	—	—	(4,433)	—	(4,433)
Other Comprehensive loss (Note 8)	—	—	—	(4,707)	(4,707)

Balance at September 30, 2022	$12,112	$615,272	$(8,932)	$(4,707)	$613,745

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2023	$12,414	$634,605	$(3,827)	$(4,766)	$638,426

Partnership’s net income	589	33,889	—	—	34,478
Dividends declared / paid (distributions of $0.45 per common unit) (Note 9)	(157)	(9,040)	—	—	(9,197)
Equity compensation expense (Note 10)	—	2,812	—	—	2,812
Repurchase of common units (Note 9)	—	—	(4,090)	—	(4,090)
Other comprehensive income (Note 8)	—	—	—	2,061	2,061

Balance at September 30, 2023	$12,846	$662,266	$(7,917)	$(2,705)	$664,490

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$34,478	$104,295
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	61,992	52,278
Impairment of vessel (Note 5)	7,956	—
Gain on sale of vessels	—	(47,275)
Amortization and write-off of deferred financing costs	2,127	2,239
Amortization / accretion of above / below market acquired charters (Note 6)	1,269	8,983
Amortization of ineffective portion of derivatives	(208)	—
Equity compensation expense (Note 10)	2,812	2,181
Change in fair value of derivatives (Note 8)	1,039	25,876
Unrealized bonds exchange differences	(882)	(26,486)
Unrealized cash, cash equivalents and restricted cash exchange differences	—	2,947
Changes in operating assets and liabilities:
Trade accounts receivable, net	113	2,772
Prepayments and other assets	(15,241)	325
Due from related party	3,636	—
Inventories	41	(180)
Claims	685	107
Trade accounts payable	4,632	355
Due to related parties	4,637	229
Accrued and other liabilities	5,072	995
Deferred revenue	18,552	7,835
Dry-docking costs paid	(1,917)	—

Net cash provided by operating activities	130,793	137,476

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements (Note 5)	(466,837)	(2,518)
Advances for vessels under construction – related party (Notes 4, 5)	—	(30,000)
Advances for vessel held for sale (Note 5)	2,200	—
Proceeds from sale of vessels, net	—	127,124

Net cash (used in) / provided by investing activities	(464,637)	94,606

Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	392,000	101,276
Deferred financing costs paid	(3,841)	(2,457)
Payments of long-term debt (Note 7)	(87,395)	(201,303)
Repurchase of common units (Note 9)	(4,090)	(4,433)
Dividends paid (Note 9)	(9,197)	(9,055)

Net cash provided by / (used in) financing activities	287,477	(115,972)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(46,367)	116,110

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(2,947)

Cash, cash equivalents and restricted cash at beginning of period	154,848	30,987

Cash, cash equivalents and restricted cash at end of period	$108,481	$144,150

Supplemental cash flow information
Cash paid for interest	72,174	33,395
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,109	832
Capitalized dry-docking costs included in liabilities	4,109	29
Deferred costs included in liabilities	177	1,124
Expenses for sale of vessel included in liabilities	—	1,300
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	96,769	134,453
Restricted cash - non-current assets	11,712	9,697

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$108,481	$144,150

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. As of September 30, 2023, the Partnership owned a fleet of 23 high specification vessels consisted of 12 Neo-Panamax container carrier vessels, three Panamax container carrier vessels, one Cape-size bulk carrier vessel and seven X-DF Liquefied natural gas carrier (“LNG/C”) vessels. The Partnership’s vessels are capable of carrying a wide range of cargoes including liquefied natural gas, containerized goods and dry bulk cargo and operate under short-term voyage charters and medium to long-term time charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2022, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2023.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2022 (the “Consolidated Financial Statements for the year ended December 31, 2022”).

3. Revenues

The following table shows the net revenues earned from time and voyage charters contracts for the nine-month periods ended September 30, 2023, and 2022:

	For the nine-month periods ended September 30,
	2023	2022
Time charters (operating leases)	$255,665	$207,004
Voyage charters	9,412	12,170

Total	$265,077	$219,174

As of September 30, 2023, 22 out of 23, of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 1.2 and 9.5 years, while one vessel was employed under a voyage charter. From these time charter agreements 15 include extensions in charterers’ option that range between 2.2 to 9.2 years.

As of September 30, 2023, there are expenses relating to contract fulfilment costs, amounting to $188, that were incurred between the contract date and the date of the vessel’s arrival to the load port, included in prepayments and other assets. As of September 30, 2023, there is no performance obligation relating to the Partnership’s voyage charter.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties

Capital Maritime & Trading Corp. (“CMTC”) is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of September 30, 2023, and December 31, 2022, CMTC may be deemed to beneficially own 25.5% and 23.1% of our common units respectively.

CGC Operating Corp. (“CGC”) is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls our general partner Capital GP L.L.C. (“CGP”) and Capital Gas Corp. On March 30, 2022, CGC transferred all 1,153,846 common units held by it to Capital Gas Corp. As of September 30, 2023, and December 31, 2022, Capital Gas Corp. may be deemed to beneficially own a 5.7% of our common units.

On June 6, 2022, the Partnership entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of one 174,000 Cubic Meters (“CBM”) LNG/C vessel, two 13,312 Twenty-foot Equivalent Unit (“TEU”) and one 13,696 TEU container carrier vessels (Note 5).

Pursuant to the Master Agreement, in January 2023 and in June 2023 the Partnership acquired from CMTC the shares of the company owning the 13,312 TEU container carrier vessel, the M/V Itajai Express (Note 5) and of the company owning the 13,696 TEU container vessel, the M/V Buenaventura Express (Note 5) respectively. Upon delivery, both vessels entered into a floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”).

In February 2023, the Partnership acquired from CMTC the shares of the company owning one 174,000 CBM LNG/C vessel, the LNG/C Asterix I (Note 5), which entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”).

Further to the transactions described above with CMTC, the Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive, Capital-Gas, (collectively “Managers”), and the Partnership’s general partner, arising from certain terms of the following management and administrative services agreements.

1.

Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

2.

Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019 and 2022, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the nine-month periods ended September 30, 2023, and 2022 the fees under the executive services agreement with CGP amounted to $1,762 and $1,463, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties – continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of September 30, 2023	As of December 31, 2022
Assets:
Capital-Executive – advances for operating and voyage expenses (a)	$—	$3,636

Due from related party	$—	$3,636

Advances for vessels under construction – related party (b)	$—	$24,000

Liabilities:
CSM – payments on behalf of the Partnership (c)	$68	$705
Management fee payable to CSM (c)	—	25
Capital-Executive – payments on behalf of the Partnership (c)	3,083	—
Capital-Gas – payments on behalf of the Partnership (c)	2,502	107
Management fee payable to Capital-Gas (c)	—	179

Due to related parties	$5,653	$1,016

	For the nine-month periods ended September 30,
Consolidated Statements of Comprehensive Income	2023	2022
Vessel operating expenses	$8,063	$6,825
General and administrative expenses (d)	1,932	1,599

(a) Managers - Advances from the Partnership: This line item represents the amount advanced from the Partnership for operating and voyage expenses that will be paid by the Managers on behalf of the Partnership and its subsidiaries.

(b) Advances for vessels under construction – related party: This line item includes advances paid by the Partnership to CMTC in respect of the Master Agreement.

(c) Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries and management fee payable to the Managers under the management agreements.

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

5. Fixed assets and assets held for sale

a) Vessels, net and advances for vessels under construction

An analysis of vessels, net is as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance as of January 1, 2023	$2,003,658	$(221,761)	$1,781,897

Vessel acquisitions	545,889	—	545,889
Improvements	19,614	—	19,614
Depreciation for the period	—	(60,946)	(60,946)
Impairment of vessel	(7,956)	—	(7,956)
Classification as asset held for sale	(45,007)	23,667	(21,340)

Balance as of September 30, 2023	$2,516,198	$(259,040)	$2,257,158

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale – continued

a) Vessels, net and advances for vessels under construction – continued

Three vessels with an aggregate net book value of $441,802 as of September 30, 2023, have been provided as collateral under the terms of the Partnership’s credit facilities (Note 7). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $1,537,897 as of September 30, 2023, (Note 7) and 10 unencumbered vessels of an aggregate net book value of $298,799 as of September 30, 2023.

Vessel acquisitions and advances

On June 6, 2022, the Partnership entered into the Master Agreement with CMTC and agreed to exercise its right of first offer in order to acquire one 174,000 CBM latest generation X-DF LNG/C vessel, two 13,312 TEU and one 13,696 TEU hybrid exhaust gas cleaning systems (“Scrubbers”)—fitted dual fuel ready eco container carrier sister vessels from CMTC, for total consideration of $596,583. On June 21, 2022, the Partnership paid total advances in relation to the above agreement of $30,000.

On January 10, 2023, the Partnership acquired from CMTC the shares of the company owning the M/V Itajai Express for a total consideration of $122,500 which was funded through debt of $108,000 (Note 7), a cash deposit of $6,000 advanced in June 2022 and cash at hand.

On February 17, 2023, the Partnership acquired from CMTC the shares of the company owning the LNG/C Asterix I, for a total consideration of $230,000 which was funded through debt of $184,000 (Note 7), a cash deposit of $12,000 advanced in June 2022 and cash at hand.

On June 20, 2023, the Partnership acquired from CMTC the shares of the company owning the M/V Buenaventura Express for a total consideration of $122,500 which was funded through debt of $100,000 (Note 7), a cash deposit of $6,000 advanced in June 2022 and cash at hand.

All vessels were acquired with attached charter party agreements. The Partnership accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates were below the market rates on the acquisition dates and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charters. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The vessels were recorded in the Partnership’s financial statements at a total value of $569,889, reflecting an increase of $94,889 from the acquisition cost of $475,000 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 6).

Improvements

During the nine-month periods ended September 30, 2023, and 2022, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $19,614 and $712 respectively and were capitalized as part of the vessels’ cost.

Improvements during the nine-month periods ended September 30, 2023, included the cost of $411 relating to the installation of ballast water treatment (“BWT”) systems and $16,277 relating to the Scrubbers for certain of the Partnership’s vessels. Improvements during the nine-month period ended September 30, 2022, included the cost of $375 relating to the installation of BWT systems.

During the nine-month periods ended September 30, 2023, and 2022, the Partnership paid $17,108 and $1,498 respectively, relating to the purchase and installation of Scrubbers and BWT systems to certain of its vessels.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale – continued

b) Assets held for sale:

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2023	$—
Vessel held for sale	21,340
Inventories	1,085

Balance as at September 30, 2023	$22,425

On June 27, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Cape Agamemnon at a price of $22,000. The Partnership considered that the M/V Cape Agamemnon met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale (the fair value was determined using Level 2 inputs being the selling price agreed with an unaffiliate party). In this respect, the Partnership recognized an impairment charge of $7,956 in its unaudited condensed consolidated statement of comprehensive income for the nine-month period ended September 30, 2023. In July 2023 the Partnership received an advance payment of $2,200 in connection with the sale on the M/V Cape Agamemnon. The vessel was delivered to the new owners on November 7, 2023.

6. Above / below market acquired charters

During the period ended September 30, 2023, the Partnership acquired the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express with time charters attached to the vessels, with time charters daily rates being below the market rates for equivalent time charters prevailing at the time of acquisition (Note 5). The fair value of the time charters attached to the vessels representing the difference between the time charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition date were recorded as “Below market acquired charters” under long-term liabilities in the unaudited condensed consolidated balance sheet as of the acquisition dates respectively. The fair values of the time charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 8).

Above / below market time charters acquired are amortized / accreted using the straight-line method as a reduction / increase to revenues over the remaining term of the charters. For the nine-month periods ended September 30, 2023, and 2022 such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $1,269 and $8,983, respectively.

An analysis of above / below market acquired time charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2023	$32,320	$(10,368)
Additions	—	(94,889)
(Amortization) / accretion	(12,181)	10,912

Carrying amount as at September 30, 2023	$20,139	$(94,345)

As of September 30, 2023, the remaining carrying amount of unamortized above / below market acquired time charters was $20,139 and $94,345 respectively and will be amortized / accreted in future periods as follows:

For the twelve-month periods ended September 30,	Above market acquired charters	Below market acquired charters
2024	$11,729	$(17,327)
2025	6,112	(15,887)
2026	2,298	(13,004)
2027	—	(13,004)
2028	—	(13,040)
Thereafter	—	(22,083)

Total	$20,139	$(94,345)

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured bonds:

		As of September 30, 2023	As of December 31, 2022	Rate of interest
	Credit facilities
(i)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	$6,000	$6,000	Fixed rate
(ii)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	103,522	110,827	Margin + Secured Overnight Financing Rate (“SOFR”)
(iii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	101,010	105,000	Margin + SOFR
(iv)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	98,438	—	Margin + SOFR
	Sale and lease back agreements
(v)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	27,300	29,700	Margin + SOFR
(vi)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	27,300	29,700	Margin + SOFR
(vii)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	39,248	41,996	Margin + SOFR
(viii)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin + SOFR
(ix)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin + SOFR
(x)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin + SOFR
(xi)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	129,581	138,888	Margin + SOFR
(xii)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	122,821	132,217	Margin + SOFR
(xiii)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL - LNG/C”)	132,951	139,183	Margin + SOFR
(xiv)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL - LNG/C”)	131,889	138,072	Margin + SOFR
(xv)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	132,276	136,778	Fixed rate
(xvi)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	105,254	—	($72,854: Margin + SOFR, $32,400: Fixed rate)
(xvii)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	179,625	—	Margin + SOFR
	Unsecured Bonds
(xviii)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	159,084	159,966	Fixed rate
(xix)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	106,056	106,644	Fixed rate

	Total long-term debt	1,602,355	1,299,220

	Less: Deferred loan and financing arrangements issuance costs	11,690	10,142

	Total long-term debt, net	1,590,665	1,289,078

	Less: Current portion of long-term debt	85,533	75,438

	Add: Current portion of deferred loan and financing arrangements issuance costs	2,596	2,225

	Long-term debt, net	$1,507,728	$1,215,865

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net – continued

Details of the Partnership’s credit facilities, financing arrangements and unsecured bonds are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2022.

On June 13, 2023, the Partnership entered into a new credit facility, the “2023 credit facility”, of up to $100,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express (Note 5). The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

On March 14, 2023, the Partnership fully repaid the 2021 CMBFL—Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23,423.

On February 7, 2023, the Partnership entered into a new sale and lease back agreement, the “2023 CMBFL—LNG/C”, of up to $184,000, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I (Note 5). The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

On December 23, 2022, the Partnership entered into a new sale and lease back agreement, the “2022 Jolco”, of up to $108,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express (Note 5). The full amount of the sale and lease back agreement was drawn on January 6, 2023, and has duration of eight years.

During the nine-month period ended September 30, 2023, the Partnership repaid the amount of $63,972 in line with the amortization schedule of its credit facilities and financing arrangements.

As of September 30, 2023, and December 31, 2022, the Partnership was in compliance with all financial debt covenants.

As of September 30, 2023, there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the nine-month periods ended September 30, 2023, and 2022 interest expense amounted to $74,636 and $34,616, respectively and the weighted average interest rate of the Partnership’s loan facilities, financing arrangements and unsecured bonds was 6.3% and 3.7%, respectively.

8. Financial Instruments

(a) Fair value of financial instruments

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being the SOFR and due to the lenders having the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of September 30, 2023. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 7 ((i), (xv) and (xvi))) as of September 30, 2023, was approximately $148,953 (carrying value: $171,676) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The Bonds (Note 7 ((xviii) and (xix))) have a fixed rate, and their estimated fair values as of September 30, 2023, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $251,352 (carrying value: $265,140).

There were no Level 3 items.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments - continued

(a) Fair value of financial instruments - continued

Derivative instruments

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of September 30, 2023.

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value September 30, 2023, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	865

				Total Fair Value		$865

b) Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value September 30, 2023, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$11,027
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	2,721

				Total Fair Value		$13,748

The following tables summarize the effect of the cross-currency swap agreements for the nine-month periods ended September 30, 2023, and 2022:

- Derivative designated as accounting hedge

	For the nine-month periods ended September 30,
Amount of gain / (loss) recognized in other comprehensive income	2023	2022
Cross-currency swap agreement related to 2022 Bonds	$27	$(5,143)
Reclassification to other income / (expense), net	2,034	436

Total recognized in accumulated other comprehensive income / (loss)	$2,061	$(4,707)

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,892.

- Derivatives not designated as accounting hedges:

	For the nine-month periods ended September 30,
Amount of loss recognized in other income / (expense), net	2023	2022
Change in fair value of derivatives related to 2021 Bonds	$(1,039)	$(21,442)
Realized interest expense of derivatives related to 2021 Bonds	(1,595)	(1,679)

Total recognized in other income / (expense), net	$(2,634)	$(23,121)

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments – continued

(a) Fair value of financial instruments – continued

Derivative instruments – Continued

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed balance sheets.

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements
Recurring Measurements:	September 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$865	$—	$865	$—
Cross Currency SWAP (120,000) - liability position	(11,027)	—	(11,027)	—
Cross Currency SWAP (30,000) - liability position	(2,721)	—	(2,721)	—

Total	$(12,883)	$—	$(12,883)	$—

The fair value (Level 2) of cross-currency swap agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative liabilities” and “Derivative asset” in the unaudited condensed balance sheets.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Partners’ Capital

As of September 30, 2023, and December 31, 2022, the Partnership’s partners’ capital was comprised of the following units:

	As of September 30, 2023	As of December 31, 2022
Common units	19,952,926	20,255,707
General partner units	348,570	348,570
Treasury Units	869,020	566,239

Total partnership units	21,170,516	21,170,516

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2022.

On January 26, 2023, the Partnership’s Board of Directors authorized a new unit repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Partnership may purchase up to $30,000 of its common units through January 2025, at times and prices that are considered by us to be appropriate. The Partnership expects to repurchase units under the Repurchase Plan in the open market or in privately negotiated transactions but is not obligated under the terms of the Repurchase Plan to repurchase any units, and, at any time, may suspend, delay or discontinue the Repurchase Plan.

For the nine-month period ended September 30, 2023, and 2022, the Partnership completed the repurchase of 302,781 and 287,124 units, respectively paying an average price per unit of $13.48 and $15.41 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amounts of $4,090 and $4,433 recorded as a reduction in the Partnership’s Partner’s Capital for the nine-month periods ended September 30, 2023, and 2022, respectively.

During the nine-month periods ended September 30, 2023, and 2022, the Partnership declared and paid the following distributions to its common unit holders:

	July 20, 2023	April 25, 2023	January 26, 2023	July 26, 2022	April 27, 2022	January 24, 2022
Common unit-holders
Distributions per common unit declared	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15
Common units entitled to distribution	19,954,232	20,061,965	20,249,105	19,614,952	20,314,910	19,394,696
General partner and incentive distribution rights (“IDR”)	$53	$52	$52	$52	$53	$52

10. Omnibus Incentive Compensation Plan

On March 18, 2022, the Partnership awarded 743,800 unvested units to Employees and Non-Employees with a grant-date fair value of $15.18 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments.

The following table contains details of our plan:

Equity compensation plan - Unvested Units	Units	Amount
Unvested on January 1, 2023	495,867	$7,528

Granted	—	—

Unvested on September 30, 2023	495,867	$7,528

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of September 30, 2023, the unvested units accrued $446 of distributions.

There were no forfeitures of awards during the nine-month period ended September 30, 2023. The Partnership estimated the forfeitures of unvested units to be immaterial.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Omnibus Incentive Compensation Plan - Continued

For the nine-month periods ended September 30, 2023, and 2022 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $2,812 and $2,181 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of September 30, 2023, the total unrecognized compensation cost related to non-vested awards is $4,716 and is expected to be recognized over a period of 1.3 years. The Partnership uses the straight-line method to recognize the cost of the awards.

11. Net Income Per Unit

For the nine-month periods ended September 30, 2023, and 2022 the Partnership excluded the effect of 495,867 and 743,800 non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the nine-month periods ended September 30, 2023, and 2022 did not exceed the First Target Distribution Level and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

	For the nine-month periods ended September 30,
BASIC and DILUTED	2023	2022
Numerators
Partnership’s net income	$34,478	$104,295
Less:
General Partner’s interest in Partnership’s net income	589	1,803
Partnership’s net income allocable to unvested units	838	2,835
Common unit holders’ interest in Partnership’s net income	$33,051	$99,657
Denominators
Weighted average number of common units outstanding, basic and diluted	19,578,570	19,264,330
Net income per common unit:
Basic and diluted	$1.69	$$5.17

12. Commitments and Contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies - Continued

Commitments

(a) Lease Commitments: Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charters, as of September 30, 2023, are:

For the twelve-month period ended September 30,	Amount
2024	$346,070
2025	302,426
2026	171,647
2027	152,981
2028	148,729
Thereafter	362,466

Total	$1,484,319

13. Subsequent events

(a)

Dividends: On October 23, 2023, the Board of Directors of the Partnership declared a cash distribution of $0.15 per common unit for the third quarter of 2023 which was paid on November 13, 2023, to common unit holders of record on November 6, 2023.

(b)

Delivery of vessel held for sale: On November 7, 2023, the M/V Cape Agamenon, a Cape Size Dry Cargo vessel built in 2010 which the Partnership had agreed to sell to an unaffiliate party was delivered to its new owners (Note 5).

(c)

LNG/C Vessel Acquisitions and Related Commitments: On November 13, 2023, the Partnership entered into an umbrella agreement with CMTC and CGP (the “Umbrella Agreement”). Pursuant to the Umbrella Agreement, the Partnership agreed, among other things, to purchase 11 newbuild LNG/C vessels from CMTC (the “Newbuild Vessels”) for an aggregate acquisition price of $3,130,000 (of which $2,023,783 will be payable to CMTC). The vessels are expected to be delivered to the Partnership from 2023 to 2027. The Partnership also agreed to take certain post-closing actions, including (i) changing the name of the Partnership from “Capital Product Partners L.P.” to “Capital New Energy Carriers L.P.”, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance and has announced its intention to explore, following the closing of the Umbrella Agreement, the disposition of the Partnership’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime agreed to grant to the Partnership, beginning on the closing date of the Umbrella Agreement, rights of first refusal over (i) transfers of LNG/C vessels owned by CMTC to third-parties, opportunities to order newbuild LNG/C vessels of which CMTC becomes aware and employment opportunities for LNG/C vessels of which CMTC becomes aware, in each case, for a period ending on the tenth anniversary of the closing date of the Umbrella Agreement, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by CMTC (the “New Energy Vessels”) for a period ending on the date on which CMTC and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if the Partnership acquires a New Energy Vessel from CMTC, employment opportunities for such New Energy Vessel of which CMTC becomes aware, for a period ending on the date on which CMTC and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units. To finance a portion of the purchase price for the Newbuild Vessels, the Partnership agreed to distribute rights to purchase common units (the “Rights”) to holders of common units on November 24, 2023 (the “Record Date”). The subscription price per common unit will be the greater of (x) $14.25 and (y) 95% of the volume weighted average price of the common units trading on the Nasdaq Global Select Market (“Nasdaq”) for the period from the second business day after the public announcement of the transactions contemplated by the Umbrella Agreement through and including the last trading day immediately prior to the Record Date; provided that such price shall not be greater than $14.50 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, CMTC and the Partnership also agreed to enter into a Standby Purchase Agreement, pursuant to which CMTC has agreed to purchase from the Partnership, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that are not issued pursuant to existing unitholders’ exercise of their Rights. CMTC also agreed to issue to the Partnership an unsecured seller’s credit in an amount up to $220,000 to finance a portion of the purchase price for the Vessels (the “Seller’s Credit Agreement”). The Partnership’s, CMTC’s and the CGP’s obligations under the Umbrella Agreement are subject to customary closing conditions. The closing of the Umbrella Agreement is expected to occur on or about December 15,2023.